UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2018

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 2, 2018, Concordia International Corp. (“Concordia”) issued a press release announcing, among other things, (i) changes to its senior leadership team; (ii) the execution of a support agreement with debtholders; and (iii) the receipt of an interim order from the Ontario Superior Court of Justice in connection with Concordia’s proposed recapitalization transaction (“Recapitalization Transaction”). In conjunction with this announcement Concordia is filing the following exhibits:

Exhibit 99.1	Press release of Concordia International Corp., dated May 2, 2018

Exhibit 99.2	Recapitalization Transaction Summary of Principal Terms and Conditions Dated, May 1, 2018

Exhibit 99.3	Support Agreement by and among Concordia International Corp., certain of its subsidiaries, and Consenting Debtholders, dated May 1, 2018

Exhibit 99.4	Subscription Agreement by and among Concordia International Corp., certain of its subsidiaries, including Concordia Healthcare (Canada) Limited, and the Private Placement Parties, dated May 1, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ David Price
	Name:	David Price
	Title:	Chief Financial Officer

Date: May 2, 2018

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press release of Concordia International Corp., dated May 2, 2018

Exhibit 99.2	Recapitalization Transaction Summary of Principal Terms and Conditions Dated, May 1, 2018

Exhibit 99.3	Support Agreement by and among Concordia International Corp., certain of its subsidiaries, and Consenting Debtholders, dated May 1, 2018

Exhibit 99.4	Subscription Agreement by and among Concordia International Corp., certain of its subsidiaries, including Concordia Healthcare (Canada) Limited, and the Private Placement Parties, dated May 1, 2018